FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2002

UNILEVER PLC

(Translation of registrant’s name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The exhibit attached hereto as Exhibit 99 is incorporated herein by reference.

INCORPORATION BY REFERENCE

Pursuant to Item 12(c) of Form F-3, Unilever N.V. hereby identifies this Report on Form 6-K as being incorporated by reference into the Registration Statement on Form F-3 filed with Securities and Exchange Commission on September 22, 2000, by Unilever N.V., Unilever PLC, Unilever United States, Inc. and Unilever Capital Corporation.

CAUTIONARY STATEMENT

This Report on Form 6-K contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act 1995) based on our best current information and what we believe to be reasonable assumptions about anticipated developments. Words such as 'expects', 'anticipates'', 'intends'' and other similar expressions are intended to identify such forward-looking statements. Because of the risks and uncertainties that always exist in any operating environment or business we cannot give any assurance that the expectations reflected in these statements will prove correct. Actual results and developments may differ materially depending upon, among other factors, currency values, competitive pricing, consumption levels, costs, environmental risks, physical risks, risks related to the integration of acquisitions, legislative, fiscal and regulatory developments and political and social conditions in the economies and environments where Unilever operates. You are cautioned not to place undue reliance on these forward-looking statements. Further details of these potential risks and uncertainties are given in the Unilever Annual Report & Accounts and Form 20-F 2001. We do not undertake any obligation to update any forward-looking statements contained in or incorporated in this Report to reflect actual results, changes in assumptions or in other factors which may affect any forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 26, 2002

UNILEVER PLC
/s/ S. G. Williams__
By S. G. WILLIAMS
SECRETARY

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99	Half-Year Results ended June 30, 2002